BP) 3/1 *

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

10027486

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41742

SEC Mail Processing Section FEB 26 2010 Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewCap Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5777 W. Century Blvd, Suite 1135
(No. and Street)

Los Angeles, CA 90045
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Turney 310-645-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corby & Corby
(Name – *if individual, state last, first, middle name*)

2811 Wilshire Blvd, Suite 570, Santa Monica, CA 90403
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/4

OATH OR AFFIRMATION

I, Thomas W. Turney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcap Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Principal

Title

Notary Public

HAYLEN VAN KOPPEN
Commission # 1848675
Notary Public - California
Los Angeles County
My Comm. Expires May 11, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCAP PARTNERS INC.
PRIVATE INVESTMENT BANKERS

Annual Compliance and Supervision Certification

The undersigned is the Chief Executive Officer of NewCap Partners, Inc. (the "Member"). As required by NASD Rule 3013(b), the undersigned makes the following certification:

1. The Member has in place processes to:

   (a) establish, maintain and review policies and procedures reasonably designed to achieve compliance with applicable NASD rules, MSRB rules and federal securities laws and regulations;

   (b) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and

   (c) test the effectiveness of such policies and procedures on a periodic basis, the timing and extent of which is reasonably designed to ensure continuing compliance with NASD rules, MSRB rules and federal securities laws and regulations.

2. The undersigned chief executive officer has conducted one or more meetings with the chief compliance officer in the preceding 12 months, the subject of which satisfy the obligations set forth in IM-3013.

3. The Member's processes, with respect to paragraph 1 above, are evidenced in a report reviewed by the chief executive officer, chief compliance officer and such other officers as the Member may deem necessary to make this certification, and submitted to the Member's board of directors.

4. The undersigned chief executive officer has consulted with the chief compliance officer and other officers as applicable (referenced in paragraph 2 above) and such other employees, outside consultants, lawyers and accountants to the extent deemed appropriate in order to attest to the statements made in this certification.

By____________________
Thomas W. Turney
Chief Executive Officer

5777 WEST CENTURY BOULEVARD, SUITE 1135 □ LOS ANGELES, CALIFORNIA 90045
TEL: 310-645-7900 □ FAX: 310-215-025
LOS ANGELES □ SILICON VALLEY □ ORANGE COUNTY □ BEIJING

Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
FAX (310) 829-3854

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

February 22, 2010

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd.
Suite 1135
Los Angeles CA 90045

In planning and performing our audit of the financial statements of NewCap Partners, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and the Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described

in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intend solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the California Department of Corporations, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intend to be and should not be used by anyone other than these specified parties.

CORBY AND CORBY
An Accountancy Corporation

Santa Monica CA
February 22, 2010

NewCap Partners, Inc.

Statement of Financial Condition
December 31, 2009

NEWCAP PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash in trust account – Note 2	$	21,268
Accounts receivable - Note 1		15,753
Prepaid expenses		1,280
Marketable securities - Note 3		6,800
Property and equipment - at cost, less accumulated depreciation - Note 1 and 4		5,141
Deposits		4,136
	$	54,378

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	-
	-
COMMITMENTS AND CONTINGENCIES - Note 6	
STOCKHOLDERS' EQUITY	
Common stock -no par value	189,161
Authorized -500,000 shares	
Outstanding -394,347 shares	
Retained earnings (deficit)	(108,683)
Accumulated other comprehensive income	
Unrealized holding gain (loss) on securities - Note 3	(26,100)
Total Stockholders' Equity	54,378
	$ 54,378

See accompanying notes to financial statements